UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File No. 000-30087

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

(Translation of registrant's name into English)

1030 West Georgia Street, Suite 918 Vancouver, British Columbia Canada V6E 2Y3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [_]

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SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated June 26, 2019
99.2	Management’s Discussion and Analysis for quarter ending March 2019
99.3	Management’s Discussion and Analysis for year ended December 2018
99.4	Management’s Discussion and Analysis (Amended) for quarter ending March 2019
99.5	Consolidated Financial Statements for year ended December 2018
99.6	Condensed Interim Consolidated Financial Statements for quarter ended March 2019
99.7	Amended Condensed Interim Consolidated Financial Statements for quarter ended March 2019
99.8	Form 52-109FV2 Certification of Interim Filings - CFO
99.9	Form 52-109FV2 Certification of Interim Filings - CEO
99.10	Form 52-109FV1 Certificate of Annual Filings - CFO
99.11	Form 52-109FV1 Certificate of Annual Filings - CEO
99.12	Form 52-109F2R Certification of Refiled Interim Filings - CFO
99.13	Form 52-109F2R Certification of Refiled Interim Filings - CEO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

Date: July 24, 2019

/s/ Mathew Lee
Mathew Lee
Chief Financial Officer

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